Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TCF Financial Corporation:

We consent to the incorporation by reference of our reports dated February 14, 2008, with respect to the consolidated statements of financial condition of TCF Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of TCF Financial Corporation, in the following Registration Statements of TCF Financial Corporation: Nos. 33-43030, 33-53986, 33-63767, 333-62792, 333-72394, 333-113748 and 333-146741 on Form S-8 and No. 333-56500 on Form S-3.

Minneapolis, Minnesota

February 15, 2008